DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

July 6, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

USA

Attention: Division of Corporation Finance, Office of Life Sciences

Re:	InMed Pharmaceuticals Inc.

Amendment No. 1 to Registration Statement on Form S-1

Submitted June 19, 2020

CIK No. 0001728328

Dear Sirs and Mesdames:

On behalf of our client, InMed Pharmaceuticals Inc. (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comment, dated June 26, 2020 (the “Comment Letter”), in respect of the above noted registration statement. The Company’s response below is keyed to the heading and comment number contained in the Comment Letter.

Registration Statement on Form S-1 filed on June 19, 2020

Business

Our Product Candidates and Technologies

Key Milestones, page 79

1.

We note your response to comment 3. It appears that your Collaborative Research Agreement with the University of British Columbia is material to your business. Please disclose in the Summary section that such agreement may be terminated by either party upon 30 days’ written notice, as referenced on page 78.

The requested revisions have been made in the noted section, as well as to a related risk factor in the section entitled “Risk Factors”, of Amendment No. 1 to the Registration Statement on Form S-1.

DORSEY & WHITNEY LLP · WWW.DORSEY.COM · T  604.687.5151 · F  604.687.8504

SUITE 1605 · 777 DUNSMUIR STREET · P.O. BOX 10444 · PACIFIC CENTRE · VANCOUVER, BRITISH COLUMBIA CANADA V7Y 1K4

USA    CANADA    EUROPE    ASIA

U.S. Securities and Exchange Commission

July 6, 2020

The Company has also made additional revisions in Amendment No. 1 to the Registration Statement on Form S-1, in order to reflect the Company’s recently completed share consolidation and certain other matters.

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Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Eric A. Adams

Bruce S. Colwill

InMed Pharmaceuticals Inc.

DORSEY & WHITNEY LLP